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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1 )*


                            Altair International Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                           Common Stock, No Par Value
--------------------------------------------------------------------------------

                         (Title of Class of Securities)


                                   02136W 10 2
                                -----------------

                                 (CUSIP Number)


                                 Brian G. Lloyd
                      PARR, WADDOUPS, BROWN, GEE & LOVELESS
                       185 South State Street, Suite 1300
                           Salt Lake City, Utah 84111
                                 (801) 532-7840
--------------------------------------------------------------------------------

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)


                                December 1, 1997
              -----------------------------------------------------
             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. |_|.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



SEC 1746 (10-97)                  Page 1 of 6

 CUSIP No.  02136W 10 2                               Page  2   of    6    Pages

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
 1        Name of Reporting Persons
          I.R.S. Identification Nos. of above persons (entities only).

             William P. Long
--------------------------------------------------------------------------------
 2        Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                         (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
 3        SEC USE ONLY


--------------------------------------------------------------------------------
 4        Source of Funds (See Instructions)

             N/A
--------------------------------------------------------------------------------
 5        Check if Disclosure of Legal Proceedings is Required Pursuant to Items
          2(d) or 2(e)                                                       |_|

--------------------------------------------------------------------------------
 6        Citizenship or Place of Organization

             United States
--------------------------------------------------------------------------------
                   7      Sole Voting Power

                             2,043,029 (includes options to purchase 350,000
                             shares of common stock)
   Number of     ---------------------------------------------------------------
     Shares         8     Shared Voting Power
  Beneficially
   Owned by                  113,500
      Each       ---------------------------------------------------------------
   Reporting       9      Sole Dispositive Power
     Person
      With                   2,043,029 (includes options to purchase 350,000
                             shares of common stock)
                 ---------------------------------------------------------------
                  10      Shared Dispositive Power

                             113,500
--------------------------------------------------------------------------------
11        Aggregate Amount Beneficially Owned by Each Reporting Person

             2,156,529
--------------------------------------------------------------------------------
12        Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
          Instructions)                                                      |_|

--------------------------------------------------------------------------------
13        Percent of Class Represented by Amount in Row (11)

             13.8%
--------------------------------------------------------------------------------
14        Type of Reporting Person (See Instructions)

             IN
--------------------------------------------------------------------------------

 CUSIP No.  02136W 10 2                               Page  3   of    6    Pages

                                  SCHEDULE 13D


Item 1. Security and Issuer

      (a)   Title of Class of Equity Securities:

                  Common stock, no par value (the "Common Stock")

      (b) Name of Issuer:

                  Altair International Inc. (the "Issuer")

      (c)   Address of Issuer's Principal Executive Offices:

                  1725 Sheridan Avenue, Suite 140, Cody, WY 82414


Item 2. Identity and Background

      (a)   Name:

                  William P. Long (the "Reporting Person")

      (b) Residence address:

                  57 Sunset Rim, Cody, WY 82414

      (c) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted:

                  The Reporting Person is the President of the Issuer.

      (d) Whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court, and penalty imposed, or other disposition of the case:

                  None

      (e) Whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order:

                  None

      (f)   Citizenship:

                  United States

 CUSIP No.  02136W 10 2                               Page  4   of    6    Pages

                                  SCHEDULE 13D


Item 3. Source and Amount of Funds or Other Consideration

            Not applicable as all transactions involved dispositions, and not acquisitions, of shares of the Common Stock by the Reporting Person.


Item 4. Purpose of Transaction

            Not applicable as all transactions involved dispositions, and not acquisitions, of shares of the Common Stock by the Reporting Person.

            The Reporting Person reserves the right to purchase additional shares of the Common Stock or to dispose of shares of the Common Stock in the open market, in privately negotiated transactions or in any other lawful manner in the future. Except as described above, the Reporting Person presently has no plans or proposals which relate to or would result in any action enumerated in subparagraphs (a) through (j) of the instructions for Item 4 of Schedule 13D.


Item 5. Interest in Securities of the Issuer

      (a) The aggregate number of shares of the Common Stock beneficially owned by the Reporting Person, as of December 1, 1997, was 2,156,529 shares, which represented 13.8% of the outstanding shares of the Common Stock. Of such 2,156,529 shares, 350,000 were subject to currently exercisable options. The Reporting Person disclaims any beneficial interest in the shares of the Common Stock held by or for the benefit of his children.

      (b) As of December 1, 1997, the Reporting Person had the sole power to vote or direct the vote or the sole power to dispose or to direct the disposition of 2,043,029 shares of the Common Stock, which included options then exercisable for the purchase of 350,000 shares of the Common Stock. As of December 1, 1997, the Reporting Person shared the power to vote, direct the vote, dispose and direct the disposition of 113,500 shares of the Common Stock with his minor son and minor daughter. The Reporting Person disclaims any beneficial interest in the shares of the Common Stock held by or for the benefit of his children.

      (c) On December 1, 1997, the Reporting Person sold 5,000 shares of the Common Stock on the open market at a price of $14.25/share. On December 2, 1997, the Reporting Person sold a total of 35,000 shares of the Common Stock on the open market. Of such shares, 5,000 were sold for each of the following prices: $14.50, $14.75, $15.00, $15.25, $15.50, $15.75 and $16.00. On December 3, 1997, the
            Reporting Person sold 5,000 of the shares held in each of his daughter's name and his son's name on the open market at a price of $16.25/share and sold an additional 5,000 of the shares held in each of his daughter's name and his son's name on the open market at a price of $16.50/share.

      (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the securities discussed herein except those persons named herein.

      (e)   Not applicable.

 CUSIP No.  02136W 10 2                               Page  5   of    6    Pages

                                  SCHEDULE 13D


Item 6 Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

            None.


Item 7. Material to Be Filed as Exhibits

            None.

 CUSIP No.  02136W 10 2                               Page  6   of    6    Pages

                                  SCHEDULE 13D


                                   SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.





            January 21, 1998                        /s/ WILLIAM P. LONG
            ----------------                        ------------------
                Date                                  William P. Long